Exhibit 99.2

Santiago, February 23, 2022.

GG042/2022

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Financial Market Commission (“CMF”), we inform the following Material Event:

As informed in a Material Event Notice dated June 10, 2021, in connection with the calling to an extraordinary shareholders' meeting to propose a capital increase whose placement process was concluded at the end of last year, , the Board of Directors (the “Board”) of Itaú Corpbanca (the "Bank") - at the extraordinary meeting held on that date - agreed that it would propose to the Ordinary General Shareholders' Meeting to be held in the first four months of this year, the distribution of an amount not exceeding 30% of the distributable Net Income corresponding to full year 2021.

On the ordinary meeting held today, the Board confirmed its resolution to propose to the Ordinary General Shareholders' Meeting, to be held on March 24, 2022, the distribution of 30% of the distributable Net Income for the fiscal year 2021, which represents an aggregate amount equal to Ch$83,341,869,534, payable to the holders of the Bank’s 973,517,871,202 total outstanding shares. If approved, a dividend distribution of Ch$0.0856089775 per share would be payable. In addition, it will be proposed to the Shareholders Meeting that the remaining 70% of the profits to be retained.

Approved dividends will be available to shareholders as of March 24, 2022. Thus, the shareholders entitled to receive such dividends will be those registered in the company’s shareholders’ registry at midnight on March 18, 2022, namely, those who are registered as such as of the fifth business day prior to the date of the above- referenced shareholders’ meeting.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca